Exhibit 99.1

Block Admission Application

London: Thursday, July 30, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces an application has been made to the London Stock Exchange plc for a block admission of 30,221,458 ordinary shares, par value of US$0.10 each (“Ordinary Shares”) to be admitted to trading on AIM.  It is expected that such admission will become effective on August 4, 2020.

These Ordinary Shares will be issued from time to time pursuant to the exercise of share options under the Share Option Scheme conditionally adopted by Chi-Med in 2015 (“2015 Share Option Scheme”).  When issued, these Ordinary Shares will be credited as fully paid and will rank pari passu with the existing Ordinary Shares in issue. Chi-Med is seeking this block admission due to the recent refreshment of the limits of the 2015 Share Option Scheme, as approved at Chi-Med’s annual general meeting held on April 27, 2020 (“AGM”), whereby Chi-Med was empowered to grant further options under that scheme in respect of a maximum of 34,528,738 Ordinary Shares.  Under the existing block admission facility for the 2015 Share Option Scheme, the unutilised balance covers 23,130,970 Ordinary Shares.  Of this remaining balance, 18,823,690 Ordinary Shares are reserved for the exercise of options already granted under the 2015 Share Option Scheme.  Therefore, only 4,307,280 Ordinary Shares of the remaining balance under the existing block admission facility could be utilised with respect to share options to be granted under the 2015 Share Option Scheme as refreshed at the AGM.  Following admission, the Company's total issued share capital remains unchanged at 710,574,765 Ordinary Shares, with each share carrying one right to vote and with no shares held in treasury.  The Company will make six-monthly announcements of the utilisation of the block admission, in line with its obligations under AIM Rule 29 and monthly announcements as to any changes to its total voting rights.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med's filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500